UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 7, 2025

MONROE CAPITAL CORPORATION

(Exact name of Registrant as Specified in Its Charter)

maryland	814-00866	27-4895840
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

311 South Wacker Drive, Suite 6400, Chicago, IL 60606

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (312) 258-8300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MRCC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b- 2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On August 7, 2025, Monroe Capital Corporation, a Maryland corporation (“MRCC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Horizon Finance Technology, a Delaware corporation (“HRZN”), HMMS, Inc., a Maryland corporation and wholly owned subsidiary of HRZN (“Merger Sub”), Monroe Capital BDC Advisors, LLC, a Delaware limited liability company and investment adviser to MRCC (“Monroe Advisor”), and Horizon Technology Finance Management LLC, a Delaware limited liability company and investment adviser to HRZN (“HRZN Advisor”). The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, immediately following the Asset Sale (as defined below) and at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into MRCC, with MRCC continuing as the surviving company and as a wholly-owned subsidiary of HRZN (the “Merger”) and, immediately thereafter, MRCC will merge with and into HRZN, with HRZN continuing as the surviving company (together with the Merger, the “Mergers”).

The Mergers are structured to comply with the safe harbor provision of Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”). The boards of directors of both MRCC and HRZN, including each of their respective independent directors (in each case, on the recommendation of a special committee of each such board comprised solely of certain independent directors of the applicable board), have approved the Merger Agreement and the transactions contemplated therein. The parties to the Merger Agreement intend the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

At the Effective Time, each share of common stock, $0.001 par value per share, of MRCC (“MRCC Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares, if any, owned by HRZN or any of its consolidated subsidiaries (the “Cancelled Shares”), shall be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of HRZN (“HRZN Common Stock”) equal to the Exchange Ratio (as defined below) in connection with the closing of the Merger.

As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such date, the “Determination Date”), each of MRCC and HRZN will deliver to the other a calculation of its net asset value (“NAV”) as of such date (such calculation with respect to MRCC, the “Closing MRCC Net Asset Value” and such calculation with respect to HRZN, the “Closing HRZN Net Asset Value”), in each case using a pre-agreed set of assumptions, methodologies and adjustments. Based on such calculations, the parties will calculate the “MRCC Per Share NAV”, which will be equal to (i) the Closing MRCC Net Asset Value divided by (ii) the number of shares of MRCC Common Stock issued and outstanding as of the Determination Date, and the “HRZN Per Share NAV”, which will be equal to (A) the Closing HRZN Net Asset Value divided by (B) the number of shares of HRZN Common Stock issued and outstanding as of the Determination Date.

The “Exchange Ratio” will be the quotient (rounded to the fourth nearest decimal) of: (A) the MRCC Per Share NAV, divided by (B) the HRZN Per Share NAV. The Exchange Ratio shall be appropriately adjusted to reflect any stock increase, decrease or exchange or if a distribution is authorized and declared between the Determination Date and the Effective Time, in each case, to provide the stockholders of MRCC and HRZN the same economic effect as contemplated by the Merger Agreement prior to such event. No fractional shares of HRZN common stock will be issued, and holders of MRCC common stock will receive cash in lieu of fractional shares.

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of HRZN’s and MRCC’s businesses during the period prior to the closing of the Merger. HRZN and MRCC have agreed to convene and hold stockholder meetings for the purpose of obtaining the approvals required of HRZN’s and MRCC’s stockholders, respectively, and have agreed to recommend that the stockholders approve the applicable proposals.

The Merger Agreement provides that each of HRZN and MRCC may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, each of the HRZN board of directors and the MRCC board of directors may, subject to certain conditions and in some instances payment by a third-party acquiror of a termination fee, change its recommendation to the applicable stockholders, terminate the Merger Agreement and enter into an agreement with respect to a superior alternative proposal if it determines in its reasonable good faith judgment, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to breach its standard of conduct under applicable law (taking into account any changes to the Merger Agreement proposed by MRCC or HRZN, as applicable).

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Consummation of the Merger, which is currently anticipated to occur during the fourth quarter of 2025, is subject to certain closing conditions, including (1) requisite approvals of HRZN stockholders and MRCC stockholders, (2) the absence of certain legal impediments to the consummation of the Merger, (3) effectiveness of the registration statement for the HRZN Common Stock to be issued as consideration in the Merger, (4) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement, (5) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), and (6) consummation of the Asset Sale immediately prior to the Merger.

The Merger Agreement also contains certain termination rights in favor of HRZN and MRCC, including if the Merger is not completed on or before February 9, 2026 or if the requisite approvals of HRZN stockholders or MRCC stockholders are not obtained. The Merger Agreement also provides that (i) upon the termination of the Merger Agreement followed by an acquisition of HRZN by a third party not affiliated with HRZN Advisor, such third party acquiror may be required to pay MRCC a termination fee of approximately $11 million; (ii) upon the termination of the Merger Agreement followed by an acquisition of MRCC by a third party not affiliated with Monroe Advisor, such third party acquiror may be required to pay HRZN a termination fee of approximately $5.4 million; and (iii) upon the termination of the Merger Agreement followed by the termination of the Asset Purchase Agreement (as defined below) at such time a Termination Fee (as defined in the Asset Purchase Agreement) is payable to Monroe Capital Income Plus Corporation (“MCIP”) thereunder, the third party paying a Termination Fee to MCIP may be required to pay HRZN an additional termination fee of approximately $5.4 million. The Merger Agreement further provides that, upon termination of the Merger Agreement due to certain conditions set forth therein, MRCC or HRZN may be required, as applicable, to reimburse the other party for all reasonable fees and expenses in connection with the Merger.

The description above is only a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to a copy of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein.

The representations and warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or their respective businesses.

Advisory Fee Waiver

In connection with entry into the Merger Agreement and subject to completion of the Mergers contemplated thereby, HRZN Advisor has agreed to waive $4.0 million of Base Management Fees (as defined in the Investment Management Agreement (as defined below)) and/or Incentive Fees (as defined in the Investment Management Agreement) (the “Fee Waiver”) due and payable to HRZN Advisor pursuant to the terms of the Investment Management Agreement, dated as of March 31, 2025, by and between HRZN Advisor and HRZN (the “Investment Management Agreement”) at the rate of $1.0 million per quarter commencing at the end of the first full fiscal quarter following the closing of the Mergers. The Fee Waiver will be in effect until the end of the fourth full fiscal quarter following the closing of the Mergers and, for each applicable fiscal quarter, will not exceed the total amount of Base Management Fees and Incentive Fees earned by HRZN Advisor during such fiscal quarter.

The description above is only a summary of the material provisions of the Fee Waiver and is qualified in its entirety by reference to a copy of the form letter agreement, which is included as Exhibit A to the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein.

Asset Purchase Agreement

On August 7, 2025, MRCC entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with MCIP and Monroe Advisor, pursuant to which, subject to the satisfaction or waiver of the closing conditions set forth in the Asset Purchase Agreement, on the closing date of the transactions contemplated by the Asset Purchase Agreement (the “Closing Date”), MCIP will acquire the investment assets of MRCC at fair value, as determined shortly before the Closing Date, for cash (the “Asset Sale”). Under the Asset Purchase Agreement, the Asset Sale is contingent upon, and will become effective immediately prior to the effectiveness of, the Mergers.

The Asset Sale is structured to comply with the safe harbor provision of Rule 17a-8 of the 1940 Act. The boards of directors of both MRCC and MCIP, including each of their respective independent directors (in each case, on the recommendation of a special committee of each such board comprised solely of certain independent directors of the applicable board), have approved the Asset Purchase Agreement and the transactions contemplated therein.

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As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the Closing Date, MRCC will deliver to MCIP a calculation of fair value of the Purchased Assets (as defined in the Asset Purchase Agreement) as of such date (such calculation, the “Closing MRCC Asset Value”), using a pre-agreed set of assumptions, methodologies and adjustments. At the Closing Date, MCIP shall pay, or cause to be paid, an amount in cash equal to the Closing MRCC Asset Value to MRCC (or its designee) by wire transfer of immediately available funds to such account or accounts as directed in writing by MRCC.

Following the Asset Sale, MRCC’s only assets will be the net cash proceeds from the sale after giving effect to the receipt of proceeds from the Asset Sale, repayment of liabilities, transaction costs and distribution of undistributed net investment income. Pursuant to and subject to the terms and conditions of the Merger Agreement, subsequent to the closing of the Asset Sale, MRCC will merge with HRZN.

The Asset Purchase Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of MRCC’s business during the period prior to the closing of the Asset Sale. In addition, during that period, MRCC has agreed to convene and hold a stockholder meeting for the purpose of obtaining the approval required of MRCC’s stockholders in connection with the Asset Sale and the Mergers and has agreed to recommend that the stockholders approve such proposals.

The Asset Purchase Agreement provides that MRCC may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, the MRCC board of directors may, subject to certain conditions and in some instances payment by a third-party acquiror of a termination fee, change its recommendation to the applicable stockholders, terminate the Asset Purchase Agreement and enter into an agreement with respect to a superior alternative proposal if it determines in its reasonable good faith judgment, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to breach its standard of conduct under applicable law (taking into account any changes to the Asset Purchase Agreement proposed by MCIP).

Consummation of the Asset Sale, which is currently anticipated to occur during the fourth quarter of 2025, is subject to certain closing conditions, including (1) requisite approvals of MRCC stockholders, (2) the absence of certain legal impediments to the consummation of the Asset Sale, (3) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Asset Purchase Agreement, (4) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), and (5) the satisfaction or waiver of the closing conditions in the Merger Agreement (other than the condition precedent with respect to the Asset Sale).

The Asset Purchase Agreement also contains certain termination rights in favor of MCIP and MRCC, including if the Asset Sale is not completed on or before February 9, 2026 or if the requisite approvals of MRCC stockholders are not obtained. The Asset Purchase Agreement also provides that, upon the termination of the Asset Purchase Agreement followed by an acquisition of MRCC by a third party not affiliated with Monroe Advisor, such third party acquiror may be required to pay MCIP a termination fee of approximately $5.4 million. The Asset Purchase Agreement further provides that, upon termination of the Asset Purchase Agreement due to certain conditions set forth therein, MRCC may be required (by itself or through Monroe Advisor) to reimburse MCIP for all reasonable fees and expenses incurred by MCIP in connection with the Asset Sale.

The description above is only a summary of the material provisions of the Asset Purchase Agreement and is qualified in its entirety by reference to a copy of the Asset Purchase Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K and incorporated by reference herein.

The representations and warranties and covenants set forth in the Asset Purchase Agreement have been made only for purposes of such agreement and were solely for the benefit of the parties to the Asset Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures made for purposes of allocating contractual risk between the parties to the Asset Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Asset Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the Asset Purchase Agreement, and not to provide investors with any factual information regarding the parties to the Asset Purchase Agreement or their respective businesses.

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Forward-Looking Statements

Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they relate to future events, future performance or financial condition of MRCC or HRZN or the proposed sale of assets by MRCC to MCIP and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (ix) risks associated with possible disruption in the operations of MRCC, HRZN and MCIP or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) conditions in MRCC’s, HRZN’s and MCIP’s operating areas, particularly with respect to BDCs or regulated investment companies; and (xii) other considerations that may be disclosed from time to time in MRCC’s, HRZN’s and MCIP’s publicly disseminated documents and filings.  There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. MRCC has based the forward-looking statements included in this Current Report on Form 8-K on information available to it on the date hereof, and neither MRCC nor its affiliates assume any obligation to update any such forward-looking statements. Although MRCC undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that MRCC may make directly to you or through reports that MRCC in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the proposed transactions, HRZN and MRCC plan to file with the SEC and mail to their respective shareholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and HRZN plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of HRZN. The Joint Proxy Statement and the Registration Statement will each contain important information about HRZN, MRCC, the Merger, the Asset Sale and related matters. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, THE ASSET SALE, THE MERGER AND RELATED MATTERS.

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Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/. No information contained on either of MRCC’s or HRZN’s website is incorporated by reference in this communication and you should not consider that information to be part of this filing.

Participants in the Solicitation

HRZN, its directors, certain of its executive officers and certain employees and officers of Monroe Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the proposed transactions. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the “HRZN Proxy Statement”), as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the HRZN Proxy Statement. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the proposed transactions. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders (the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the MRCC Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this report is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MRCC, HRZN, MCIP or in any fund or other investment vehicle managed by Monroe Capital LLC or any of its affiliates.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

2.1*	Agreement and Plan of Merger, by and among Horizon Technology Finance Corporation, HMMS, Inc., Monroe Capital Corporation, Monroe Capital BDC Advisors, LLC and Horizon Technology Finance Management LLC, dated as of August 7, 2025.

2.2*	Asset Purchase Agreement, by and among Monroe Capital Corporation, Monroe Capital Income Plus Corporation and Monroe Capital BDC Advisors, LLC, dated as of August 7, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Monroe Capital Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONROE CAPITAL CORPORATION

Date: August 8, 2025	By:	/s/ Lewis W. Solimene, Jr.
Name: Lewis W. Solimene, Jr.
Title: Chief Financial Officer and Chief Investment Officer